Exhibit to Accompany
Item 77J (b)
Form N-SAR
The Yacktman Funds, Inc.
(the Funds)


According to the provisions of Statement of Position
93 - 2 (SOP 93 - 2) Determination, Disclosure and
Financial Statement Presentation of Income, Capital
Gain and Return of Capital Distributions by Investment
Companies, the Funds are required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at June 30, 1999 reclassifications were recorded to increase undistributed net investment income by $2,652 and $487 and decrease capital stock by $2,652 and $487 for The Yacktman Fund and The Yacktman
Focused Fund, respectively.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Funds capital account on a tax basis.